EXHIBIT 99.2

Execution Version

SEVENTH AMENDING AGREEMENT

THIS AGREEMENT is made as of January 21, 2022

AMONG:

ERO COPPER CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Administrative Agent

- and -

THE BANK OF NOVA SCOTIA and BANK OF MONTREAL
as Lenders

BACKGROUND

WHEREAS pursuant to an amended and restated credit agreement made as of December 13, 2018 (as amended by a first amending agreement dated as of January 21, 2019, a second amending agreement dated as of March 12, 2019, a third amending agreement dated as of June 26, 2019, a fourth amending agreement dated as of March 31, 2020, a fifth amending agreement dated May 29, 2020, and a sixth amending agreement dated March 16, 2021, the “Credit Agreement”) among the parties hereto, the Lenders agreed to make certain credit facilities available to the Borrower for the purposes set forth therein.

AND WHEREAS the Borrower, the Administrative Agent and the Lenders have agreed to amend the Credit Agreement for the purposes and on the terms and conditions set out in this seventh amending agreement (this “Agreement”).

NOW THEREFORE in consideration of the mutual obligations contained herein and for other consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

Words and expressions defined or given extended meanings in the Credit Agreement are used with the same respective defined or extended meanings in this Agreement. Unless otherwise noted, references to Sections relate to Sections of the Credit Agreement.

1.2	Reference to Agreements

Each reference in this Agreement to any agreement (including this Agreement and any other defined term that is an agreement) shall be construed so as to include such agreement (including any attached schedules, appendices and exhibits) and each change thereto made at or before the time in question.

1.3	Headings, etc.

The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this seventh amending agreement”, “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Subsection, paragraph, subparagraph, clause or other portion of this Agreement.

1.4	Grammatical Variations

In this Agreement, unless the context otherwise requires, (i) words and expressions (including words and expressions (capitalized or not), which are defined, given extended meanings or incorporated by reference herein) in the singular include the plural and vice versa (the necessary changes being made to fit the context), (ii) words in one gender include all genders and (iii) grammatical variations of words and expressions (capitalized or not) which are defined, given extended meanings or incorporated by reference in this Agreement shall be construed in like manner.

Article 2
AMENDMENTS

2.1	Amendments

Subject to Section 3.1 of this Agreement, the Credit Agreement is hereby amended as follows:

2.1.1                     Defined Terms. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	by deleting the definition of “Available Tenor” in its entirety and replacing it with the following:

““Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this agreement as of such date.”

(b)	by deleting the definition of “Benchmark” in its entirety and replacing it with the following:

““Benchmark” means, initially, LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to Section 3.11, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.”

(c)	by deleting the definition of “Benchmark Replacement” in its entirety and replacing it with the following:

““Benchmark Replacement” means, for any Available Tenor:

(1)       For purposes of clause (a) of Section 3.11, the first alternative set forth below that can be determined by the Administrative Agent:

(a)       the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration, or

(b)       the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this Section; and

(2)       For purposes of clause (b) of Section 3.11, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated credit facilities at such time;

provided that, if the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this agreement and the other Credit Documents.”

(d)	by deleting the definition of “Benchmark Replacement Adjustment” in its entirety;
(e)	by deleting the definition of “Benchmark Replacement Conforming Changes” in its entirety and replacing it with the following:

““Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes

(including changes to the definition of “Base Rate Canada”, the definition of “Banking Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).”

(f)	by deleting the definition of “Benchmark Replacement Date” in its entirety;
(g)	by deleting the definition of “Benchmark Transition Event” in its entirety and replacing it with the following:

““Benchmark Transition Event” means, with respect to any then-current Benchmark other than LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.”

(h)	by deleting the definitions of “Benchmark Unavailability Period” and “Corresponding Tenor” in their entirety;
(i)	by adding “as increased from time to time pursuant to Section 2.6 and” immediately prior to the reference in the definition of “Individual Commitment” to “as reduced from time to time pursuant to, as applicable, Sections 2.3, 8.3 and 15.5”;
(j)	by deleting the definition of “ISDA Definitions” in its entirety;

(k)	by amending the definition of “Permitted Indebtedness” as follows:
(i)	by deleting the reference to “$20,000,000” in paragraph (b) and replacing such reference with “$50,000,000”; and
(ii)	by deleting the reference to “[Intentionally deleted.]” in paragraph (f) and replacing such reference with “HY Indebtedness in the maximum aggregate principal amount of $450,000,000”;
(l)	by deleting the definition of “Reference Time” in its entirety;
(m)	by deleting the definition of “RT Credit Limit” in its entirety and replacing it with the following:

““RT Credit Limit” means (i) prior to the HY Effective Date, $150,000,000 and (ii) on and following the HY Effective Date, $75,000,000 which amount may be increased pursuant to Section 2.6 and, in each case, as such amounts may be reduced from time to time pursuant to Section 2.3.”

(n)	by deleting the definition of “SOFR” in its entirety and replacing it with the following:

““SOFR” means a rate per annum equal to the secured overnight financing rate for such Banking Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).”

(o)	by deleting the definitions of “SOFR Administrator” and “SOFR Administrator’s Website” in their entirety;
(p)	by deleting the definition of “Term SOFR” in its entirety and replacing it with the following:

““Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.”

(q)	by deleting the definition of “Unadjusted Benchmark Replacement” in its entirety;
(r)	by adding the following new definition in alphabetical order:

““Accordion Confirmation” shall have the meaning ascribed thereto in Section 2.6(b).

“Accordion Effective Date” means in respect of the Accordion Increase requested by the Borrower in the Accordion Notice pursuant to Section 2.6, the date on which an Accordion Confirmation has been duly executed and delivered by the applicable Accordion Lender(s), the Administrative Agent and the Borrower and received by the Administrative Agent.

“Accordion Increase” shall have the meaning ascribed thereto in Section 2.6(a).

“Accordion Lender” shall have the meaning ascribed thereto in Section 2.6(a).

“Accordion Notice” shall have the meaning ascribed thereto in Subsection 2.6(a).

“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

“HY Effective Date” means the date on which the HY Indenture is entered into and the Notes are issued thereunder.

“HY Indebtedness” means Indebtedness owing under and pursuant to the HY Indenture and the Notes issued thereunder, provided that:

(a)	such Indebtedness, at the time of incurrence, matures at least twelve months after the RT Maturity Date;
(b)	the instruments evidencing such Indebtedness (including the HY Indenture and Notes) contain no covenants (including for certainty, financial covenants) and events of default which are more onerous in any material respect than the covenants (including for certainty, financial covenants) and events of default contained in Article 11 and Article 13 of this agreement;
(c)	such Indebtedness is at all times unsecured; and
(d)	contemporaneously with the incurrence of such Indebtedness, the Borrower has provided to the Administrative Agent a certified true, correct and complete copy of the HY Indenture and any guarantees therefor.

“HY Indenture” means the trust indenture dated as of the HY Effective Date. among, inter alios, the Borrower, as issuer, Mineração Caraíba S.A. as guarantor, and Computershare Trust Company, N.A. as trustee.

“Individual Accordion Commitment” shall have the meaning ascribed thereto in Section 2.6(a).”

“Notes” shall have the meaning ascribed thereto under the HY Indenture.

“SOFR-Based Rate” means SOFR or Term SOFR.”

2.1.2                     Accordion Feature. Article 2 of the Credit Agreement is hereby amended by adding the following new Section 2.6 immediately after existing Section 2.5:

“2.6	Accordion Feature.

(a)	The Borrower may, at any time following the HY Effective Date, give notice in writing to the Administrative Agent as provided in this Section 2.6 (the “Accordion Notice”), requesting that the RT Credit Limit be increased on a one-time basis by an amount of up to $25,000,000 pursuant to such Accordion Notice (such increase, the “Accordion Increase”). The Accordion Notice shall specify, in respect of the proposed Accordion Increase: (i) the aggregate amount of the proposed Accordion Increase in respect of the RT Facility (which shall be in compliance with the first sentence of this Section 2.6(a)), (ii) each existing Lender being requested by the Borrower to increase its Individual Commitment in respect of the RT Facility in the aggregate amount of the requested Accordion Increase (each, an “Accordion Lender” and, collectively, the “Accordion Lenders”) and (iii) each such Accordion Lender’s proposed commitment in respect of the requested Accordion Increase (each, an “Individual Accordion Commitment”). For certainty, no Lender shall in any way be obligated to be an Accordion Lender or participate in the Accordion Increase. The Accordion Notice shall be accompanied by evidence, satisfactory to the Administrative Agent that the Borrower is in compliance with the financial covenants contained in Sections 11.1(m), (n), (o) and (p) on a pro forma basis after giving effect to the proposed Accordion Increase.
(b)	Promptly following receipt of the Accordion Notice pursuant to Section 2.6(a), the Administrative Agent shall deliver a copy of same to each Accordion Lender specified therein. Upon receipt of the Accordion Notice from the Administrative Agent pursuant to this Section 2.6(b), each Accordion Lender specified in the Accordion Notice shall execute and deliver to the Administrative Agent a confirmation letter (an “Accordion Confirmation”) confirming that it has agreed to increase its Individual Commitment with respect to the RT Facility in an amount equal to its Individual Accordion Commitment. The increase in such Accordion Lender’s Individual Commitment with respect to the RT Facility and the corresponding increase in the RT Credit Limit shall, subject to Section 2.6(d), become effective on the Accordion Effective Date. Effective as of the Accordion Effective Date: (i) Schedule A hereto shall be automatically amended to increase the Individual Commitment of such Accordion Lender with respect to the RT Facility by the amount of its Individual Accordion Commitment, and (ii) any reference to “RT Credit Limit” shall be interpreted and construed as a reference to the RT Credit Limit as increased by the amount of the Accordion Increase. Such amendments shall be binding upon the Borrower, the Administrative Agent and all Lenders without the requirement for any further documentation, consents or other action by or on behalf of such Persons.

(c)	The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments and the increased RT Credit Limit after giving effect to the Accordion Increase requested in the Accordion Notice pursuant to this Section 2.6. Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans in accordance with each relevant Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders or the outstanding credit under the RT Facility (any such reallocation of outstanding credit to be effected by way of participations) in order to ensure, to the greatest extent practicable, that after such increase the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the RT Facility by all of the relevant Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender under the RT Facility exceeding such Lender’s Individual Commitment with respect to the RT Facility (after giving effect to the Accordion Increase).
(d)	Notwithstanding any other provision of this Section 2.6, no increase in the amount of the RT Facility shall be permitted at any time that a Default or Event of Default has occurred and is continuing and no Lender shall be required to increase its Individual Commitment under the RT Facility without its specific consent (which consent may be arbitrarily withheld). Each of the Borrower, the Administrative Agent and the Lenders hereby agrees that the amendments specified in Section 2.6(b) will be made to give effect to the Accordion Increase requested in the Accordion Notice and will become effective as of the Accordion Effective Date without the requirement for any further documentation, consents or other action by or on behalf of such Person. On and after the Accordion Effective Date, each reference in this agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to this agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of the like import relating to the Credit Agreement, shall mean and be a reference to this agreement as amended by this Section 2.6(d) and as supplemented by any Accordion Confirmation executed and delivered in connection with the Accordion Notice. This agreement shall, from and after the Accordion Effective Date, as amended by this Section 2.6(d), be and continue to be in full force and effect.”

2.1.3                     Benchmark Replacement Setting. Section 3.11 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“3.11	Benchmark Replacement Setting

Notwithstanding anything to the contrary herein or in any other Credit Document:

(a)	Replacing LIBOR. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of LIBOR’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12- month LIBOR tenor settings. On the earlier of (i) the date that all Available Tenors of LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Credit Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.
(b)	Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto Time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loan. During the period referenced in the foregoing sentence, the component of the Base Rate based upon the Benchmark will not be used in any determination of the Base Rate.
(c)	Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time, in consultation with the Borrower, and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming

Changes will become effective without any further action or consent of any other party to this agreement.

(d)	Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.11.
(e)	Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings that has ceased to be unavailable or non-representative.”

2.1.4                     Restrictive Covenants. Section 11.2 of the Credit Agreement is hereby amended as follows:

(a)	by deleting paragraph (f) in its entirety and replacing it with the following:

“(f)	Distributions. The Borrower shall not:

(i)	prior to the HY Effective Date, declare or pay any Distributions; and
(ii)	following the HY Effective Date, declare or pay any Distributions, other than declarations and payments of dividends on the Borrower’s Shares in an amount not to exceed $45,000,000 in the aggregate during any twelve-month period, provided that no Default or Event of Default has occurred and is continuing at such time or as a result of such Distribution being made.”
(b)	by adding the following new paragraph (o) immediately after existing paragraph (n):

“(o)	Repayment of HY Indebtedness. The Borrower shall not, nor shall it suffer or permit any other Subject Entity to, repay any HY Indebtedness other than scheduled repayments of principal and interest expressly permitted or required to be repaid pursuant to the terms of the HY Indenture, provided that at the time of any such proposed repayment, no Default or Event of Default has occurred and is continuing or would occur immediately after the making of such repayment.”

2.1.5                     Waivers and Amendments. Section 14.14 of the Credit Agreement is hereby amended as follows:

(a)	by adding “and except as otherwise permitted pursuant to Section 2.6” in paragraph (a) immediately after the reference therein to “Subject to Sections 14.14(b) and (c)”;
(b)	by adding “(other than pursuant to Section 2.6)” in clause (b)(i) immediately after the reference therein to “increase the amount of either Credit Limit”; and
(c)	by adding “(other than pursuant to Section 2.6)” in clause (b)(iv) immediately after the reference therein to “amend the requirement of pro rata applicable of all amounts received by the Administrative Agent in respect of either Credit Facility”.

2.1.6                        Schedule A. Schedule A of the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto.

Article 3
CONDITIONS PRECEDENT TO AMENDMENTS

3.1	Conditions Precedent to Amendments

3.1.1                     The amendments to the Credit Agreement set out in Article 2 of this Agreement (collectively, the “Amendments”) shall not become effective unless and until all the following conditions precedent are satisfied or waived by the Lenders (the “Effective Date”):

(a)	each of the signatories hereto has executed and delivered this Agreement;
(b)	each of the Obligors shall have duly executed and delivered to the Administrative Agent the Credit Documents and amendments and/or confirmations to the Credit Documents to which each is a party and required as a result of the Amendments, in form and substance satisfactory to the Administrative Agent;
(c)	the Administrative Agent and its legal counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;
(d)	the Borrower shall cause to be delivered to the Administrative Agent, in form and substance satisfactory to the Administrative Agent:
(i)	a Closing Certificate of the Borrower, certifying, among other things, that (x) no Default or Event of Default has occurred and is continuing and (y) there is no change in the information certified in the Perfection Certificates last delivered to the Administrative Agent that would result in the Liens in favour of the Administrative Agent on the Secured Assets becoming unperfected or, in the case of any after acquired assets, such assets not being subject to a Lien under a Security Document;

(ii)	a certificate of status or good standing or a certificate to similar effect for each Obligor, issued by the appropriate governmental body or agency; and
(iii)	an opinion of legal counsel to the Obligors relating to the enforceability of the Credit Agreement (as amended by this Agreement and the first amending agreement, the second amending agreement, the third amending agreement, the fourth amending agreement, the fifth amending agreement and the sixth amending agreement referenced in the first recital hereof), the Credit Documents entered into in connection with this Agreement, and such other matters as the Administrative Agent may reasonably request; and
(e)	except as otherwise provided in the relevant amendments and/or confirmations to the Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Borrower

The Borrower represents and warrants to and in favour of each of the Lenders as follows:

4.1.1                   General Warranties. The representations and warranties made by it to the Lenders under Article 10 of the Credit Agreement (except for those which are made as of a specific date) are true, accurate and complete in all respects as if they were made on the date of execution and delivery hereof with references therein to the Credit Agreement being replaced by references to this Agreement and the Credit Agreement as amended by the Amendments, and such representations and warranties are hereby so repeated, it being understood that to the extent such representations and warranties relate solely to a specifically identified earlier date they need only be true and correct as of such earlier date.

4.1.2                     Event of Default Warranty. The Borrower represents and warrants that no Default or Event of Default exists or would result from the Amendments becoming effective.

Article 5
GENERAL

5.1	Effect of Amendments

5.1.1                     Entire Agreement. The Credit Agreement as amended by the Amendments shall constitute one agreement, and the Credit Agreement as so amended is hereby ratified and confirmed by the parties hereto.

5.1.2                   Future References to the Credit Agreement. On and after the date of this Agreement, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of the like import relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended by the Amendments. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2	Further Assurances

The Borrower shall, at their own expense, do, make, execute or deliver all such further acts, documents and things in connection with this Agreement as the Administrative Agent may reasonably require for the purpose of giving effect to this Agreement, all promptly following the request of the Administrative Agent.

5.3	Credit Document

This Agreement shall constitute a Credit Document.

5.4	Fees and Expenses

The Borrower shall, promptly following the request by the Administrative Agent, reimburse the Administrative Agent on a full indemnity basis for all reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, settlement, execution and delivery of this Agreement and the entry into effect of the Amendments.

5.5	Benefit & Burden

This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective successors and each assignee of some or all of the rights or obligations of the parties under the Credit Documents permitted by the Credit Agreement.

5.6	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement counterpart. Transmission of a copy of an executed signature page of this Agreement by facsimile or e-mail in pdf format or by other electronic means by one party hereto to each other party hereto shall be as effective as delivery of an original manually executed counterpart hereof to each other party hereto.

5.7	Governing Law

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first written above.

Ero Copper Corp. Suite 1050 625 Howe Street Vancouver, British Columbia V6C 2T6	ERO COPPER CORP.
	By:	(signed)
Attention: Chief Financial Officer		Name:
Title:
Telefax: [Redacted – personal information] Email: [Redacted – personal information]
	By:	(signed)
Name:
Title:

S-1	Seventh Amending Agreement

The Bank of Nova Scotia Global Banking and Markets - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Administrative Agent
	By:	(signed)
Attention: Director, Head of Agency		Name:
Telefax: [Redacted – personal information]		Title:
Email: [Redacted – personal information]
	By:	(signed)
Name:
Title:

The Bank of Nova Scotia Corporate Banking - Global Mining 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Lender
	By:	(signed)
Attention: Director, Corporate Banking		Name:
Telefax: [Redacted – personal information]		Title:
Email: [Redacted – personal information]
	By:	(signed)
Name:
Title:

S-2	Seventh Amending Agreement

Bank of Montreal 885 West Georgia Street 18th Floor Vancouver, British Columbia V6C 3G1	BANK OF MONTREAL, as Lender
Attention: [Redacted – personal information]	By:	(signed)
Telefax: [Redacted – personal information]		Name:
Email: [Redacted – personal information]		Title:

	By:	(signed)
Name:
Title:

S-3	Seventh Amending Agreement

Schedule A
LENDERS AND INDIVIDUAL COMMITMENTS

RT Credit Facility

Prior to the Issuance of the HY Indebtedness:

Lenders	Individual Commitments
The Bank of Nova Scotia	[Redacted – commercially sensitive information]
Bank of Montreal	[Redacted – commercially sensitive information]
Total	$150,000,000

On and following the Issuance of the HY Indebtedness:

Lenders	Individual Commitments
The Bank of Nova Scotia	[Redacted – commercially sensitive information]
Bank of Montreal	[Redacted – commercially sensitive information]
Total	$75,000,000

NRT Credit Facility

Lenders	Individual Commitments
The Bank of Nova Scotia	$0
Bank of Montreal	$0
Total	$0